August 29, 2005

Ms. Cheryl Grant
Staff Attorney
Division of Corporate Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 0407
Washington DC 20549

RE: Superclick, Inc. Oral Response August 29, 2005
Forms 10-QSB/A for the Fiscal Quarters April 30, 2005
File No. 333-31238

Dear Ms. Grant,

In response to your oral comment concerning Item 3 (b) in our 10-QSB/A filed (the "Amended 10-QSB") with the SEC on August 15, 2005 for the period ended April 30, 2005, that our disclosure concerning our "undertaking to evaluate upgrade software accounting systems to enhance our existing accounting system" (the referenced paragraphs are included in their entirety below), we believe that the disclosure clearly states that we are in the "evaluation" process as of the end of the most recent quarter covered by the Amended 10-QSB. Consequently we have not assessed that the "evaluation" in itself provides us with any reasonable assurance or expectation that the "evaluation" has or will materially affect our internal controls over financial reporting.

As implied in our disclosure, we intend to purchase an upgrade to our software accounting systems which we believe, when purchased, implemented and administrated, will materially impact our internal controls over financial reporting. To that end, our statements regarding the purchase of the software include such language as "will enhance" and "anticipated." We do not believe that our "evaluation" materially impacts our internal controls over financial reporting for the period ended April 30, 2005.

"In accordance with Item 308 (c) of Regulation S-B, there were no changes in the Company's internal control reporting in connection with the Company's evaluation of its internal controls that occurred during the most recent fiscal quarter covered by this Form 10-QSB.

However, during the most recent quarter covered by this Form 10-QSB, we undertook to begin evaluating upgrade software accounting systems to enhance our existing accounting system with the addition of new accounting software. We believe this will enhance our system of internal controls. This anticipated upgrade is being made in response to deficiencies in our internal controls."

In the future if we include a disclosure regarding an item that we have not as of the date of disclosure implemented, and therefore do not intend to represent that there is a resulting material impact on our internal controls over financial reporting, we will include an explanation as to the purpose and intent of the inclusion of the said disclosure.

Thank you,


/s/ Todd M. Pitcher
    Todd M. Pitcher
    Interim CFO
    Superclick, Inc.
    PH: 858-518-1387
    FX: 858-279-1799